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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A-10 (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Prime Group Realty Trust

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

74158J103

(CUSIP Number)

Robert T. Needham, K Capital Partners, LLC

75 Park Plaza

Boston, Massachusetts  02116

(617) 646-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74158J103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K Capital Partners, LLC 04-3468268

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K Capital Offshore Master Fund (U.S. Dollar), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Harwich Capital Partners, LLC 04-3468264

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) should be read in conjunction with the Schedule 13D dated July 13, 2001, as amended by Amendment No. 1 to Schedule 13D dated August 10, 2001, Amendment No. 2 to Schedule 13D dated August 28, 2001, Amendment No. 3 to Schedule 13D dated August 29, 2001, Amendment No. 4 to Schedule 13D dated August 30, 2001, Amendment No. 5 to Schedule 13D dated April 2, 2002, Amendment No. 6 to Schedule 13D dated July 29, 2002, Amendment No. 7 to Schedule 13D dated November 25, 2002, Amendment No. 8 to Schedule 13D dated February 6, 2003, and Amendment No. 9 to Schedule 13D dated September 18, 2003 (collectively, the “Schedule 13D”) filed with the Securities and Exchange Commission by Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the “Partnership”), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This filing of Amendment No. 10 is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

This Amendment No. 10 amends and supplements the Schedule 13D only as written below.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) As of October 23, 2003, the Reporting Persons may be deemed to beneficially own 0 Shares of the Company and therefore 0% of the outstanding Shares of the Company.
(b) In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the Shares of the Company held by the Partnership.
(c) The Reporting Persons have made the following sale of Shares.

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

Transaction Date	# of Shares	Price Per Share	Aggregate Proceeds
10/22/03	310,877	$6.55	$2,036,244.35

K Capital Offshore Master Fund (U.S. Dollar), L.P.

Transaction Date	# of Shares	Price Per Share	Aggregate Proceeds
10/22/03	1,617,823	$6.55	$10,596,740.65

In addition to the above-referenced sales by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P., one hundred seventy-five thousand (175,000) Shares of the Company were sold by a separate account which K Capital Partners, LLC manages on a discretionary basis.  Those shares were sold on October 22, 2003 at a price of $6.55 per share, for an aggregate sales price of $1,146,250.00.

All transactions were made in the open market on Nasdaq National Market.
(d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership’s assets as specified in the Partnership’s governing documents.
(e) Not applicable.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 23rd day of October 2003.

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ ROBERT T. NEEDHAM
K Capital Partners, LLC, General Partner
By: Harwich Capital Partners, LLC, its Managing Member
By: Robert T. Needham, its Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ ROBERT T. NEEDHAM
K Capital Partners, LLC, General Partner
By: Harwich Capital Partners, LLC, its Managing Member
By: Robert T. Needham, its Chief Administrative Officer

K Capital Partners, LLC

By:	/s/ ROBERT T. NEEDHAM
Harwich Capital Partners, LLC, its Managing Member
By: Robert T. Needham, its Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ ROBERT T. NEEDHAM
Robert T. Needham, its Chief Administrative Officer

Thomas Knott*

By:	/s/ ROBERT T. NEEDHAM
Robert T. Needham
Attorney in Fact

Abner Kurtin*

By:	/s/ ROBERT T. NEEDHAM
Robert T. Needham
Attorney in Fact

* Powers of attorney, dated as of September 4, 2001, by Thomas Knott and Abner Kurtin are currently on file with the Commission and are incorporated herein by reference.